

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

<u>Via Facsimile</u>
Mr. Ron E. Hooper
Senior Vice President and Trust Administrator Bank of America, N.A.
Permian Basin Royalty Trust
U.S. Trust, Bank of America
Private Wealth Management
Trust Department
901 Main Street
Dallas, Texas 75202

> **Re:** **Permian Basin Royalty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010, and**
> **September 30, 2010**
> **Filed May 6, 2010, August 4, 2010, and November 5, 2010**
> **File No. 001-08033**

Dear Mr. Hooper:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director